Exhibit (d)(3)

STRICTLY CONFIDENTIAL

To:	Madeleine Charging B.V.
Zuidplein 126, WTC Toren H, 15e,
1077XV Amsterdam

Delisting of Allego N.V.

Dear Madams, Sirs,

AP Spartan Energy Holdings III, L.P., AP Spartan Energy Holdings III (PPW), LLC and AP Spartan Energy Holdings III (PIPE), LLC (collectively Apollo, us or we) refers to the intended delisting and deregistration of the ordinary shares of Allego N.V. (the Company), preceded by a tender offer (the Offer) to be made by Madeleine Charging B.V. (the Offeror) for all the issued and outstanding ordinary shares in the share capital of the Company that are not already held by the Offeror, to be publicly announced by means of a joint press release of the Offeror and the Company (the Transaction).

1.	The Offer

(a)	At the date of this agreement, the issued and outstanding share capital of the Company comprises 271,010,790 ordinary shares with a nominal value of EUR 0.12 each.

(b)

The Offer, if and when made, will be made pursuant to the terms and conditions of a transaction framework agreement dated 16 June 2024 between the Offeror and the Company (the TFA), which, amongst other things, provides for an offer consideration of USD 1.70 per Share.

2.	Irrevocable undertaking not to tender

As of the date of this agreement, we are the beneficial owner of 18,706,989 ordinary shares in the capital of the Company, representing approximately 6.9% of the Company’s aggregate issued and outstanding share capital. We irrevocably undertake to and agree with the Offeror to:

not accept the Offer and not, directly or indirectly, tender under the Offer any shares in the share capital of the Company over which we have or will obtain disposal power (beschikkingsbevoegdheid), including without limitation any shares in the share capital of the Company attributable to or deriving from shares over which we have or will obtain disposal power, such as any shares in the share capital of the Company issued pursuant to stock dividend (the Shares), at and after the date hereof and prior to the closing date of the Offer as described in the Offer Documents (as defined in the TFA) to be filed with the SEC pursuant to the TFA (Closing Date), including any “subsequent offering period” in accordance with Rule 14d-ll promulgated under the Exchange Act, in any manner.

3.	Termination rights

3.1	Any party to this agreement may by written notice to the other party terminate this agreement if:

(a)	the Offer is not launched within six months after the date of the TFA;

(b)	the Offeror increases the Offer consideration to an amount exceeding USD 1.70 per Share;

(c)	the Offeror amends the terms of the Offer such it results in our shareholding in the Company being diluted;

(d)	the Offer lapses without acceptance of the tendered shares by the Offeror or is withdrawn in accordance with its terms; or

(e)	the delisting of the Company from NYSE has not become effective on or prior to the date that is six months after the date of this agreement.

3.2	The provisions in Sections 2 of this agreement shall terminate and be of no further force or effect immediately following the Closing Date.

3.3

Any termination pursuant to Clause 3.1 does not affect Clauses 8 and 9 of this agreement, which will continue to apply in full force and effect, nor any rights that accrued under this agreement before the termination.

4.	Deregistration

4.1

We agree to and will cause Spartan Acquisition Sponsor III LLC (subsidiary of a private investment fund managed by an affiliate of Apollo) (Spartan) to waive in full and refrain from exercising all the rights Spartan may have under the Registration Rights Agreement dated as of March 16, 2022 (Reg Rights Agreement) by and among Athena Pubco B.V. (predecessor of the Company), E8 Partenaires, the Offeror and Spartan, including the Company’s obligation to keep the registration statement effective until such time as Spartan no longer holds any shares of the Company, and Spartan’s right to request the Company to use commercially reasonable efforts to cause the resale of the shares of the Company to be covered by available registration statement. After the Closing Date, upon the Offeror’s request, we agree to execute an amendment to and waiver under the Reg Rights Agreement with and in favor of the Company providing for the undertakings set forth in this Section.

4.2

Following an IPO of the Company (following the de-listing and de-registration), we will have demand and other customary registration rights consistent with the rights set forth in the Registration Rights Agreement, dated as of March 16, 2022, by and among Athena Pubco B.V., Spartan Acquisition Sponsor III LLC, Offeror, E8 Partenaires and the other persons party thereto.

5.	Governance

5.1

At delisting of the Company from NYSE, the composition of the board of the Company will be identical to the current composition, including five designees of the Offeror and three independent non-executive directors.

5.2	For as long as the Company has minority shareholders, there will be at least two independent non-executive directors on the board of the Company.

5.3

On or prior to December 31, 2027, the Offeror will obtain the approval of Apollo before exercising its rights as a shareholder in the Company to procure the removal of Mr Patrick Sullivan from the board of the Company, provided, however that, to the extent required, such approval right is subject to the required foreign direct investment and other regulatory approvals having been obtained.

6.	Information rights

6.1

We will be entitled to receive information customarily provided to equity investors in accordance with Dutch market practice including, without limitation, audited annual financials, unaudited quarterly financials, monthly financials and unredacted copies of presentations used during a meeting of the board of the Company, provided, in each case, that sharing such materials does not contravene applicable law.

6.2	Apollo will be entitled to have meetings with Meridiam S.A.S. regarding the Company each calendar quarter.

7.	Transfers/exit rights

7.1	We will have the right to transfer our shares in the Company (but not our rights in this agreement) to any person at any time, and such transfer right shall not be subject to any restrictions.

7.2

In the transaction framework agreement negotiated between the Offeror and the Company certain minority shareholder liquidity provisions will be included. The Offeror confirms that these mechanisms will apply to all minority shareholders equally, including but not limited to Apollo.

8.	Confidentiality

8.1

This agreement is subject to the terms and conditions of the Confidentiality and Non-Disclosure Agreement (the NDA) previously executed by Apollo and the Offeror on 17 April 2024. Apollo and the Offeror hereby acknowledge and agree that the terms and conditions of the NDA are incorporated herein by reference in their entirety and shall continue to govern all confidential information exchanged between Apollo and the Offeror in connection with the discussions, negotiations, and any subsequent transactions arising from this agreement, unless expressly superseded by specific provisions of this agreement.

8.2

Any future announcements and press releases made by the Offeror alone or in conjunction with the Company that reference Apollo shall require the prior written consent of Apollo; provided, however, that we agree any future public filings or disclosures as required by applicable law, rules or regulations and made by the Offeror alone or in conjunction with the Company in respect of the Transaction (including the Offer), may incorporate a reference to us and/or may disclose the contents of this agreement and include a copy hereof without our consent.

8.3

We agree to, as promptly as practicable, notify the Offeror of any required corrections with respect to any written information supplied by us specifically for use in any Offer Documents (as defined in the TFA) to be filed with the SEC pursuant to the TFA.

8.4	We confirm that we have adhered to and agree that we will comply with, except where exemptions are available, the obligations pursuant to applicable corporate and securities laws and regulations.

9.	Miscellaneous

9.1

Any time, date or period mentioned in this agreement may be extended by mutual agreement between the parties but, as regards any time, date or period originally fixed or so extended time shall be of the essence.

9.2

Except where the context clearly requires otherwise, in this agreement the expression “the Offer” extends to any improved or revised offer on behalf of the Offeror after the date of this agreement, whether voluntary or mandatory, recommended or not, contested or uncontested.

9.3

No party can assign any of its rights or transfer any of the obligations under this agreement without the prior written consent of the other party, save that the Offeror’s rights under this agreement can be assigned by the Offeror to any of its affiliates and by any such affiliates to any other affiliates of the Offeror. The previous sentence shall have third-party effect (goederenrechtelijke werking) and be binding on third parties including for purposes of article 3:83 of the DCC.

9.4

This agreement is without prejudice to any applicable relevant legal and regulatory provisions regarding inter alia notification of securities transactions and prevention of insider trading that may apply to us.

9.5	Any costs incurred by either party in connection with the preparation for or performance of obligations under this agreement shall be for its own account.

9.6

This agreement contains no stipulations benefiting third parties (derdenbedingen). The terms of this agreement may be enforced only by a party to this agreement or a party’s permitted assigns or successors and not any third party (including but not limited to the Company).

9.7	This agreement and the documents referred to in it contain the whole agreement between the parties and supersede all previous agreements, whether oral or in writing, between the parties.

9.8

To the extent permitted by law, each party waives its rights (if any) to (i) in whole or in part annul, rescind or dissolve (including any gehele dan wel partiële ontbinding en vernietiging) this agreement, and (ii) invoke section 6:228 of the Dutch Civil Code in the sense that an error (dwaling) shall remain for the risk and account of the party in error as referred to in section 6:228, subsection 2 of the Dutch Civil Code.

9.9

The parties hereto acknowledge and agree that nothing in this agreement nor any action taken by any party pursuant hereto or in connection herewith is intended to result in the formation of a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, or Apollo or Spartan being a “bidder” within the meaning of Regulation 14D thereunder, and each party hereto disclaims any such group formation or membership therein and/or any such status as a bidder, as applicable.

9.10

This agreement and any contractual or non-contractual obligations arising out of or in connection to it, shall be governed by and shall be construed in accordance with the laws of the Netherlands. Any power of attorney or other document executed in connection with this agreement or the transactions provided for in this agreement shall also be governed by and construed in accordance with the laws of the Netherlands.

9.11

Any dispute arising out of or in connection with this agreement (including any disputes relating to any non-contractual obligations arising out of or in connection to this agreement) shall be finally settled by arbitration in accordance with the rules of The Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal shall be composed of three arbitrators appointed in accordance with those rules. The place of the arbitration will be Amsterdam, the Netherlands. The language of the arbitration shall be English. The arbitrators shall make their decision in accordance with the rules of law. This Clause 9.11 shall also apply to disputes arising out of or in connection with agreements which are connected with this agreement unless the relevant agreement expressly provides otherwise. Consolidation of arbitral proceedings with other proceedings as provided for in article 1046 of the Dutch Code of Civil Procedure is excluded.

(signature page follows)

(signature page to non-tender agreement)

Signed on 16 June 2024

AP Spartan Energy Holdings III, L.P.

By:	Apollo ANRP Advisors III, L.P., its general partner

By:	Apollo ANRP Capital Management III, LLC, its general partner

By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

AP Spartan Energy Holdings III (PPW), LLC

By:	Apollo Natural Resources Partners (P2) III, L.P., its member

By:	Apollo ANRP Advisors III (P2), L.P., its general partner

By:	Apollo ANRP Capital Management III, LLC, its general partner

By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

By:	ANRP III Intermediate Holdings II, L.P., its member

By:	Apollo ANRP Advisors III, L.P., its general partner

By:	Apollo ANRP Capital Management III, LLC, its general partner

By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

(signature page to non-tender agreement)

AP Spartan Energy Holdings III (PIPE), LLC

By:	Apollo Natural Resources Partners (P2) III, L.P., its member

By:	Apollo ANRP Advisors III (P2), L.P., its general partner

By:	Apollo ANRP Capital Management III, LLC, its general partner

By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

By:	ANRP III (NGL Debt), L.P., its member

By:	Apollo ANRP Advisors III, L.P., its general partner

By:	Apollo ANRP Capital Management III, LLC, its general partner

By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President

(signature page to non-tender agreement)

Agreed and acknowledged:

Madeleine Charging B.V.

/s/ Emmanuel Rotat		/s/ Johannes Hendrikus Maria Duijndam
By:	Opera Charging B.V.	By:	Opera Charging B.V.
Its:	solely authorised director	Its:	solely authorised director
By:	Emmanuel Rotat	By:	Johannes Hendrikus Maria Duijndam
Its:	jointly authorised director A	Its:	jointly authorised director B